08032062

SEC
Mail Processing
Section

JUN 3 0 2008

Washington, DC
101

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 24995

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING May 1, 2007 (MM/DD/YY) AND ENDING April 30, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SPENCER WINSTON SECURITIES CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

45 WEST 47 STREET
(No. and Street)

NEW YORK	NY	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

OSCAR ECHMAN (212) 840-2444
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BERNATH & ROSENBERG, P.C.
(Name – *if individual, state last, first, middle name*)

1430 BROADWAY, 7TH FLOOR	NEW YORK	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 1 4 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, OSCAR ECHMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SPENCER WINSTON SECURITIES CORP., as of APRIL 30, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

PATRICIA MANDEL
Notary Public, State of New York
No. 01MA7691013
Qualified in New York County
Commission Expires May 31, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BERNATH & ROSENBERG, P.C.
CERTIFIED PUBLIC ACCOUNTANTS & FINANCIAL PLANNERS

James H. Bernath CPA/PFS, CFP
Jacob I. Rosenberg CPA/PFS, CFP

1430 Broadway, 13th Floor
New York, NY 10018-3308
Tel: (212) 221-1140
Fax: (212) 221-1944

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Spencer-Winston Securities Corp.
New York, NY

In planning and performing our audit of the financial statements of SPENCER-WINSTON SECURITIES CORP. (the "Company"), for the year ended April 30, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the

practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at April 30, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Bernath & Rosenberg, P.C.

BERNATH & ROSENBERG, P.C.
Certified Public Accountants

New York, New York
June 23, 2008

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):
1) Rule 17a-5(a) [X] 16   2) Rule 17a-5(b) [ ] 17   3) Rule 17a-11 [ ] 18
4) Special request by designated examining authority [ ] 19   5) Other [ ] 26

NAME OF BROKER-DEALER: SPENCER WINSTON SECURITIES CORP. [13]

SEC FILE NO.: 8-24995 [14]

FIRM I.D. NO.: 8300 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

45 WEST 47 STREET [20]
(No. and Street)

NEW YORK [21] (City) NY [22] (State) 10036 [23] (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY): 05/01/07 [24]

AND ENDING (MM/DD/YY): 04/30/08 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

OSCAR ECHMAN [30]

(Area Code) — Telephone No. (212) 840-2444 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:

	OFFICIAL USE
[32]	[33]
[34]	[35]
[36]	[37]
[38]	[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [ ] 42

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the ______ day of June 24 20 08

Manual signatures of:

1) ____________________
Principal Executive Officer or Managing Partner

2) ____________________
Principal Financial Officer or Partner

3) ____________________
Principal Operations Officer or Partner

ATTENTION — Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

BERNATH & ROSENBERG, P.C. [70]

ADDRESS

1430 BROADWAY, 7TH FLOOR [71]	NEW YORK [72]	NY [73]	10018 [74]
Number and Street	City	State	Zip Code

CHECK ONE

- [X] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD			
[50]	[51]	[52]	[53]			

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER SPENCER WINSTON SECURITIES CORP. N 3 [100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 04/30/08 [99]
SEC FILE NO. 8-24995 [98]
Consolidated [ ] [198]
Unconsolidated [x] [199]

	Allowable		Non-Allowable		Total	
1. Cash	$ 272,620	200			$ 272,620	750
2. Receivables from brokers or dealers:						
A. Clearance account	$ 88,612	295				
B. Other	77,734	300	$	550	166,346	810
3. Receivable from non-customers		355		600	$	830
4. Securities and spot commodities owned at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities	354,877	424				
E. Spot commodities	$	430			354,877	850
5. Securities and/or other investments not readily marketable:						
A. At cost $ [130]						
B. At estimated fair value		440	749	610	749	860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $ [150]						
B. Other securities $ [160]						
7. Secured demand notes:		470		640		890
Market value of collateral:						
A. Exempted securities $ [170]						
B. Other securities $ [180]						
8. Memberships in exchanges:						
A. Owned, at market $ [190]						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value			$	660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490	22,146	680	$ 22,146	920
11. Other assets		535	75,315	735	75,315	930
12. TOTAL ASSETS	$ 793,843	540	$ 98,210	740	$ 892,053	940

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER SPENCER WINSTON SECURITIES CORP. as of 04/30/08

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable	$	1045	$	1255 [13]	$	1470
14. Payable to brokers or dealers:						
A. Clearance account		1114		1315		1560
B. Other [10]		1115		1305		1540
15. Payable to non-customers		1155		1355		1610
16. Securities sold not yet purchased, at market value				1360		1620
17. Accounts payable, accrued liabilities, expenses and other	147,852	1205		1385	147,852	1685
18. Notes and mortgages payable:						
A. Unsecured		1210				1690
B. Secured		1211 [12]		1390 [14]		1700
19. E. Liabilities subordinated to claims of general creditors:						
A. Cash borrowings:			75,000	1400	75,000	1710
1. from outsiders [9] $ ______ 970						
2. includes equity subordination (15c3-1(d)) of . . . $ ______ 980						
B. Securities borrowings, at market value from outsiders $ ______ 990				1410		1720
C. Pursuant to secured demand note collateral agreements				1420		1730
1. from outsiders $ ______ 1000						
2. includes equity subordination (15c3-1(d)) of . . . $ ______ 1010						
D. Exchange memberships contributed for use of company, at market value				1430		1740
E. Accounts and other borrowings not qualified for net capital purposes		1220		1440		1750
20. TOTAL LIABILITIES	$ 147,852	1230	$ 75,000	1450	$ 222,852	1760

Ownership Equity

			Total	
21. Sole Proprietorship			[15] $	1770
22. Partnership (limited partners)	[11] ($ ______	1020)		1780
23. Corporation:				
A. Preferred stock				1791
B. Common stock			400	1792
C. Additional paid-in capital			57,616	1793
D. Retained earnings			611,185	1794
E. Total			669,201	1795
F. Less capital stock in treasury			[16] ( )	1796
24. TOTAL OWNERSHIP EQUITY			$ 669,201	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY			$ 892,053	1810

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER SPENCER WINSTON SECURITIES CORP. as of 04/30/08

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$ 669,201	3480
2. Deduct ownership equity not allowable for Net Capital			[19] ( )	3490
3. Total ownership equity qualified for Net Capital			669,201	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			75,000	3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$ 744,201	3530
6. Deductions and/or charges:				
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	[17] $ 98,210	3540		
B. Secured demand note delinquency		3590		
C. Commodity futures contracts and spot commodities – proprietary capital charges		3600		
D. Other deductions and/or charges		3610	(98,210)	3620
7. Other additions and/or allowable credits (List)				3630
8. Net capital before haircuts on securities positions			[20] $ 645,991	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):				
A. Contractual securities commitments	$	3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Exempted securities	[18]	3735		
2. Debt securities		3733		
3. Options		3730		
4. Other securities	53,231	3734		
D. Undue Concentration		3650		
E. Other (List)		3736	(53,231)	3740
10. Net Capital			$ 592,760	3750

[30]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER SPENCER WINSTON SECURITIES CORP. as of 04/30/08

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6⅔% of line 19)	$	9,857	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	100,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	100,000	3760
14. Excess net capital (line 10 less 13)	$	492,760	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)	22 $	577,975	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	147,852	3790
17. Add:						
A. Drafts for immediate credit	21 $		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
18. Total aggregate indebtedness				$	147,852	3840
19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)				%	25	3850
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)				%	9	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3970
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	23 $		3880
23. Net capital requirement (greater of line 21 or 22)	$		3760
24. Excess capital (line 10 less 23)	$		3910
25. Net capital in excess of the greater of: A. 5% of combined aggregate debit items or $120,000	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER SPENCER WINSTON SECURITIES CORP.

For the period (MMDDYY) from 5/1/07 [3932] to 4/30/08 [3933]
Number of months included in this statement [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:		
a. Commissions on transactions in exchange listed equity securities executed on an exchange	$ 1,917,957	3935
b. Commissions on listed option transactions		3938
c. All other securities commissions		3939
d. Total securities commissions		3940
2. Gains or losses on firm securities trading accounts		
a. From market making in options on a national securities exchange		3945
b. From all other trading		3949
c. Total gain (loss)		3950
3. Gains or losses on firm securities investment accounts	(87,793)	3952
4. Profit (loss) from underwriting and selling groups		3955
5. Revenue from sale of investment company shares		3970
6. Commodities revenue		3990
7. Fees for account supervision, investment advisory and administrative services		3975
8. Other revenue	249,573	3995
9. Total revenue	$ 2,079,737	4030

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers			248,471	4120
11. Other employee compensation and benefits			345,695	4115
12. Commissions paid to other broker-dealers			345,932	4140
13. Interest expense			7,526	4075
a. Includes interest on accounts subject to subordination agreements		4070		
14. Regulatory fees and expenses			21,386	4195
15. Other expenses			1,143,912	4100
16. Total expenses			$ 2,112,922	4200

NET INCOME

17. Income (loss) before Federal income taxes and items below (Item 9 less Item 16)			$ (33,185)	4210
18. Provision for Federal income taxes (for parent only)			1,007	4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above				4222
a. After Federal income taxes of		4338		
20. Extraordinary gains (losses)				4224
a. After Federal income taxes of		4239		
21. Cumulative effect of changes in accounting principles				4225
22. Net income (loss) after Federal income taxes and extraordinary items			$ (34,192)	4230

MONTHLY INCOME

23. Income (current month only) before provision for Federal income taxes and extraordinary items	$ 63,829	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER SPENCER WINSTON SECURITIES CORP.

For the period (MMDDYY) from 5/1/07 to 4/30/08

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 703,393	4240
A. Net income (loss)			(34,192)	4250
B. Additions (Includes non-conforming capital of	$	4262)		4260
C. Deductions (Includes non-conforming capital of	$	4272)		4270
2. Balance, end of period (From item 1800)			$ 669,201	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$ 75,000	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (From item 3520)	$ 75,000	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER SPENCER WINSTON SECURITIES CORP. as of 4/30/08

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) — $2,500 capital category as per Rule 15c3-1 ..... [4550]

B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained ..... [4560]

C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis.
Name of clearing firm 30 [4335] [4570]

D. (k)(3) — Exempted by order of the Commission (include copy of letter) ..... [4580]

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

	Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
31	[4600]	[4601]	[4602]	[4603]	[4604]	[4605]
32	[4610]	[4611]	[4612]	[4613]	[4614]	[4615]
33	[4620]	[4621]	[4622]	[4623]	[4624]	[4625]
34	[4630]	[4631]	[4632]	[4633]	[4634]	[4635]
35	[4640]	[4641]	[4642]	[4643]	[4644]	[4645]

Total $ 36 [4699]

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals

SPENCER WINSTON SECURITIES CORP.
FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION
APRIL 30, 2008

BERNATH & ROSENBERG, P.C.
CERTIFIED PUBLIC ACCOUNTANTS & FINANCIAL PLANNERS

James H. Bernath CPA/PFS, CFP
Jacob I. Rosenberg CPA/PFS, CFP

1430 Broadway, 13th Floor
New York, NY 10018-3308
Tel: (212) 221-1140
Fax: (212) 221-1944

INDEPENDENT AUDITOR'S REPORT

To the Stockholders
SPENCER WINSTON SECURITIES CORP.
New York, New York

We have audited the accompanying statement of financial condition of SPENCER WINSTON SECURITIES CORP., a New York corporation as of April 30, 2008, and the related statements of operations, changes in stockholders' equity, statement of changes in liabilities subordinated to general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SPENCER WINSTON SECURITIES CORP., as of April 30, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the reconciliation schedule, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in a all material respects in relation to the basic financial statements taken as a whole.

Bernath & Rosenberg, P.C.

BERNATH & ROSENBERG, P.C.
Certified Public Accountant

New York, NY
June 23, 2008

SPENCER-WINSTON SECURITIES CORP.
STATEMENT OF FINANCIAL CONDITION
AS OF APRIL 30, 2008

ASSETS

Current Assets:	
Cash	$272,620
Receivables from Brokers and Dealers	166,346
Securities Owned at Market Value	354,877
Other Assets	19,968
Total Current Assets	813,811
Property and Equipment:	
Leasehold Improvements, Furniture & Fixtures Net of Accumulated Depreciation $46,563	22,146
Other Assets:	
Deferred Tax Assets	26,824
Security Deposits	29,272
	56,096
TOTAL ASSETS	$892,053

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:	
Accounts Payable and Accrued Expenses	$138,745
Current Income Taxes Payable	9,107
Total Current Liabilities	147,852
Long Term Liabilities:	
Subordinated Loan Payable	75,000
Total Long Term Liabilities	75,000
TOTAL LIABILITIES	222,852
Stockholders' Equity:	
Common Stock - No Par Value: 40 Shares Authorized, Issued and Outstanding	400
Additional Paid in Capital	57,616
Retained Earnings	611,185
Total Stockholders' Equity	669,201
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$892,053

The accompanying notes are an integral part of these financial statements.

SPENCER-WINSTON SECURITIES CORP.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED APRIL 30, 2008

Revenues:	
Commission Income	$1,917,957
Interest & Dividend Income	213,892
Other Income	35,681
Trading Loss	(87,793)
Total Revenues	2,079,737
Expenses:	
Communication & Data Service	70,757
Cost of Services	538,004
Depreciation	57,118
Employee Benefits	41,002
Interest Expense	7,526
Occupancy Costs	281,564
Legal Settlement	25,000
Salaries Expense	940,098
Other Expenses	151,853
Total Expenses	2,112,922
Net Loss Before Provision For Income Taxes	(33,185)
Current Income Tax Expense	11,124
Deferred Income Tax Benefit	(10,117)
Total Provision For Income Taxes	1,007
NET LOSS	$(34,192)

The accompanying notes are an integral part of these financial statements.

SPENCER-WINSTON SECURITIES CORP.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED APRIL 30, 2008

Cash Flows from Operating Activities:	
Net Loss	$(34,192)
Adjustments to Reconcile Net Income to Net Cash Used in Operating Activities:	
Depreciation and Amortization	57,118
Changes in Operating Assets and Liabilities:	
Receivables from Brokers	(54,138)
Securities Owned at Market Value	143,026
Deferred Tax asset	(10,117)
Other Assets	(9,728)
Security Deposits	24,341
Payable to Brokers & Dealers	(47,723)
Accounts Payable and Accrued Expenses	28,337
Current Income Taxes Payable	9,107
Total Adjustments	140,223
Net Cash Provided By Operating Activities	106,031
Cash Flows from Investing Activities	
Fixed Asset Acquisitions	(3,068)
Net Cash Flows Used in Investing Activities	(3,068)
Cash Flows From Financing Activities:	
Repayment of Capital Lease Payable	(9,948)
Cash Flows Used in Financing Activities	(9,948)
Net Increase in Cash	93,015
Cash - Beginning	179,605
Cash - Ending	$272,620
Supplemental Disclosures of Cash Flows Information	
Cash Paid During the Year for:	
Interest	$7,526
Income Taxes	$2,170

The accompanying notes are an integral part of these financial statements.

SPENCER-WINSTON SECURITIES CORP.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED APRIL 30, 2008

	COMMON STOCK SHARES	COMMON STOCK AMOUNT	ADDITIONAL PAID IN CAPITAL	RETAINED EARNINGS	TOTAL
Beginning Balance					
May 1, 2007	40	$400	$57,616	$645,377	$703,393
Net Loss				(34,192)	(34,192)
Ending Balance April 30, 2008	40	$400	$57,616	$611,185	$669,201

The accompanying notes are an integral part of these financial statements.

SPENCER-WINSTON SECURITIES CORP.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO GENERAL CREDITORS
FOR THE YEAR ENDED APRIL 30, 2008

Beginning Balance - May 1, 2007	$ 75,000
No Activity	-0-
Ending Balance - April 30, 2008	$75,000

The accompanying notes are an integral part of these financial statements.

SPENCER-WINSTON SECURITIES CORP.
NOTES TO FINANCIAL STATEMENTS
APRIL 30, 2008

NOTE 1 - ORGANIZATION AND BUSINESS

Spencer-Winston Securities Corp. (the Company) was incorporated in May 1980 and commenced operations in September 1980. The Company is a non-clearing broker-dealer and is exempt from provisions of Rule 15c3-3 because all customers' accounts are carried by its clearing broker, ADP Clearing & Outsourcing Inc., on a fully disclosed basis.

NOTE 2 - STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

Security Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk for the Company are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, management reviews its estimates based on currently available information. Changes in facts and circumstances may result in revised estimates.

Depreciation and Amortization

Depreciation is computed for both financial reporting purposes and federal income tax purposes using the straight-line method or modified accelerated cost recovery method over the following useful lives:

Furniture and Fixtures - 5 - 7 years
Computer Equipment - 5 years
Leasehold Improvements over the term of the leases

NOTE 3 - PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

Furniture and Fixtures	-	$13,754
Computer Equipment	-	44,955
Leasehold Improvements	-	10,000
		68,709
Less: Accumulated Depreciation	-	46,563
Total	-	$22,146

NOTE 4 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission net capital rule (Rule 15c3-1) which requires that aggregate indebtedness, as defined, shall not be permitted to exceed 15 times net capital, as defined. As at April 30, 2008, the Company's net capital was approximately $592,760 which was in excess of the amount required, and had a ratio of aggregate indebtedness to net capital of approximately 25 to 1.

NOTE 5 - INCOME TAXES

Income taxes are calculated based on the tax effects of transactions reported in the financial statements. The primary differences relate to unrealized investment and losses which are not recorded for tax purposes.

Current year income tax expense consists of the following:

Federal	-	$6,696	
New York State	-	452	(based on capital)
New York City	-	3,196	(based on alternative taxable income)
New Jersey	-	780	(minimum corporate tax)
		$11,124	

NOTE 6 - PENSION AND PROFIT SHARING PLANS

The Company has adopted qualified non-contributory pension and profit sharing plans, covering substantially all employees who meet the Plans' eligibility requirements. The pension plan requires that the Company contribute an amount based on a percentage of compensation, as defined in the plan agreement, for all covered employees, annually. The profit sharing plan provides for the Company to contribute an amount out of its current profits, as defined in the plan agreement, or from prior years' earnings, as determined by the Board of Directors. The contributions for the profit sharing plan may not exceed 15% of annual compensation of all participants in the plan, and for the pension plan 10% of annual compensation, subject to Internal Revenue Service salary limitations.

The Company's contribution to the plan is made to separate trust funds, administered by the trustee of the plan, with amounts allocated to the accounts of each participant. The Company has elected not to make a contribution to the profit sharing plan for the current fiscal year.

NOTE 7 - SUBORDINATED LOAN PAYABLE

The Company owes $75,000 to a former stockholder of which the balance is subordinated to general creditors. The note bears interest at 10% per annum and matured on May 27, 2008. The Company renewed the note agreement through July 31, 2009. The terms of the loan require only monthly interest payments.

NOTE 8 - COMMITMENTS

The Company conducts its operations in leased premises at two locations in New York City and one location in North Miami Beach, Florida, expiring at various dates to September 30, 2013. Leases contain real estate tax and cost of living (CPI) escalation clauses. The Company had three other lease agreements which expired during the fiscal year ended April 30, 2008 and the Company vacated these premises.

Rental expense for the year ended April 30, 2008 was $281,564.

The aggregate minimum rent annual rent for the premises for the succeeding five fiscal years ending April 30, are as follows:

2009	-	$ 125,625
2010	-	88,340
2011	-	55,975
2012	-	35,420
2013	-	37,150
Total	-	$342,510

NOTE 9 - CONCENTRATION OF CREDIT RISK

The Company maintains its cash account at Valley National Bank which is insured by the Federal Deposit Insurance Corporation for up to $100,000. Amount in excess of insured limits at April 30, 2008 was $176,193.

NOTE 10 - LITIGATION

In October 2005, a former customer commenced an arbitration claim against the Company and a third party with NASD Dispute Resolution, Inc., in which the following claims are asserted: breach of fiduciary duty, negligent supervision, negligence, breach of contract, and fraud. On March 13, 2008, the parties resolved the claim through a settlement agreement. As part of the agreement the Company paid $25,000 to the claimant.

SPENCER-WINSTON SECURITIES CORP.
RECONCILIATION BETWEEN UNAUDITED AND AUDITED FOCUS REPORTS
APRIL 30, 2007

Account	Per Unaudited	Per Audited	Difference	Explanation
Cash	$272,620	$272,620	$-0-	
Due From Broker	166,346	166,346	-0-	
Securities	355,626	355,626	-0-	
Fixed Assets	69,473	22,146	(47,327)	Wrote off old leasehold improvements
Deferred Tax Asset	16,707	26,824	10,117	Increase in future tax benefits
Other Assets	47,502	48,491	989	Accruals
Total Assets	928,274	892,053	(36,221)	
Accrued Expenses	96,735	147,852	51,117	Accrued taxes & officers commission
Subordinated Loan Payable	75,000	75,000	-0-	
Total Liabilities	171,735	222,852	51,117	
Common Stock	400	400	-0-	
Paid In Capital	57,616	57,616	-0-	
Retained Earnings	698,523	611,185	(87,338)	Write offs and accruals
Ownership Equity	756,539	669,201	(87,338)	
Non Allowable Assets	134,431	98,210	(36,221)	Less fixed assets
Allowable Subordinated Loan Payable	75,000	75,000	-0-	
Haircuts	53,231	53,231	-0-	
Net Capital	$643,877	$592,760	$(51,117)	

END